Offer by

PACHOLDER HIGH YIELD FUND, INC.

(the “Fund”)

to Purchase for Cash

Up To 100% of Its Outstanding Preferred Shares

(Pacholder High Yield Fund; Auction Rate Cumulative Preferred Stock, Series W)

March 11, 2016

To Our Clients:

Enclosed for your consideration is the offer to purchase dated March 11, 2016 (the “Offer to Purchase”) in connection with an offer by the Fund, a Maryland corporation registered under the Investment Company Act of 1940, as amended, to purchase for cash up to 100% of its outstanding preferred shares of beneficial interest, $0.01 par value and a liquidation preference of $25,000 per share, designated Auction Rate Cumulative Preferred Stock, Series W (the “Preferred Shares”), upon the terms and subject to the conditions set forth in the Offer to Purchase and the Fund’s related Letter of Transmittal (the “Letter of Transmittal,” which, together with the Offer to Purchase, each as amended or supplemented from time to time, constitutes the Fund’s “Offer”). The price to be paid for the Fund’s Preferred Shares is an amount to the seller, equating to 95.5% of the liquidation preference of $25,000 per share (or $23,875 per share) in cash, plus any unpaid dividends accrued through the Expiration Date (as defined in the Offer to Purchase), less any applicable withholding taxes and without interest, and subject to the conditions set forth in the Offer, if properly tendered and not withdrawn prior to the Expiration Date. The Fund’s Offer is conditioned upon there being a minimum of 80% of the outstanding Preferred Shares validly tendered and not withdrawn prior to the Expiration Date, the Financing Condition (as defined in the Offer to Purchase) and other conditions as outlined in the Offer to Purchase.

We are the registered holder of record of Preferred Shares held for your account. A tender of such Preferred Shares can be made only by us as the registered holder of record and only pursuant to your instructions. The Offer to Purchase is being furnished to you for your information only and cannot be used by you to tender Preferred Shares held by us for your account.

We request instructions as to whether you wish us to tender all or any Preferred Shares held by us for your account, upon the terms and subject to the conditions set forth in the Offer.

Your attention is invited to the following:

1.	The purchase price to be paid for the Fund’s Preferred Shares is an amount per share, net to the seller in cash, equal to 95.5% of the liquidation preference per share (or $23,875 per share), plus any unpaid dividends accrued through the Expiration Date, less any applicable withholding taxes and without interest, and subject to the conditions set forth in the Offer. When considering whether to tender Preferred Shares, you should be aware that the payment received pursuant to the Offer will be less than the liquidation preference of the Preferred Shares. Under the Fund’s Articles Supplementary, holders of the Fund’s Preferred Shares would receive the full liquidation preference of the Preferred Shares in certain limited circumstances — i.e., in the event of the liquidation of the Fund, a voluntary redemption of the Preferred Shares by the Fund or a mandatory redemption under the terms of the Preferred Shares as a result of the Fund failing to meet certain maintenance amount or asset coverage requirements. Under current market and financial conditions, J.P. Morgan Investment Management Inc., the investment adviser for the Fund, (the “Adviser”) believes the likelihood of the Fund liquidating or being required to redeem Preferred Shares under the terms of its Articles Supplementary is remote.

2.	The Fund’s Offer and withdrawal rights expire at 5:00 p.m., New York City time, on April 13, 2016, unless the Offer is extended.

3.	The Fund’s Offer is conditioned upon there being a minimum of 80% of the outstanding Preferred Shares validly tendered and not withdrawn prior to the Expiration Date, the Financing Condition (as defined in the Offer to Purchase) and other conditions as outlined in the Offer to Purchase.

4.	Upon the terms and subject to the conditions of the Fund’s Offer, the Fund will purchase all Preferred Shares validly tendered (and not withdrawn) on or prior to the Expiration Date.

5.	Any stock transfer taxes applicable to the sale of Preferred Shares to the Fund pursuant to the Offer will be paid by the current holders of Preferred Shares, except as otherwise provided in the Offer to Purchase.

6.	No fees or commissions will be payable to the Fund in connection with the Offer. However, brokers and other nominees who tender Preferred Shares pursuant to your instructions may charge you a fee for doing so.

7.	Your instructions to us should be forwarded in ample time before the Expiration Date to permit us to submit a tender on your behalf.

8	In order to facilitate auctions for any Preferred Shares that may remain outstanding after the Offer is completed, please provide, if known, the contact information for the Auction Department at your broker or other nominee, or the Broker-Dealer (if a different party) that submits auction instructions to the Auction Agent on your behalf.

If you wish to have us tender all or any of your Preferred Shares, please so instruct us by completing, executing, detaching and returning to us the instruction form on the detachable part hereof. If you authorize the tender of your Preferred Shares, all such Preferred Shares will be tendered unless otherwise specified on the detachable part hereof. Your instructions to us should be forwarded as promptly as possible in order to permit us to submit a tender on your behalf in accordance with the terms and conditions of the Offer.

The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Preferred Shares in any jurisdiction in which the making of the Offer or acceptance thereof would not be in compliance with the laws of such jurisdiction.

Neither the Fund, its Board of Directors (the “Board”) nor its Adviser are making any recommendation to any holder of Preferred Shares as to whether to tender or refrain from tendering Preferred Shares in the Offer. Each holder of Preferred Shares is urged to read the Offer to Purchase and the Letter of Transmittal and accompanying materials carefully in evaluating the Offer. No person has been authorized to give any information or to make any representations in connection with the Offer other than the materials enclosed herewith and the statements specifically set forth in such materials, and, if given or made, such information or representations may not be relied upon as having been authorized by the Fund or its Board.

Payment for Preferred Shares purchased pursuant to the Offer will in all cases be made only after timely receipt by Computershare Trust Company, N.A. (the “Depositary”) of (a) timely confirmation of the book-entry transfer of such Preferred Shares into the account maintained by the Depositary at The Depository Trust Company (the “Book-Entry Transfer Facility”), pursuant to the procedures set forth in Section 3 of the Offer to Purchase, (b) an Agent’s Message (as defined in the Offer to Purchase), in connection with a book-entry delivery, and (c) any other documents required by the applicable Letter of Transmittal. Accordingly, payment may not be made to all tendering holders of Preferred Shares at the same time depending upon when confirmations of book-entry transfer of such Preferred Shares into the Depositary’s account at the Book-Entry Transfer Facility are actually received by the Depositary.

Instructions with Respect to Offer by

PACHOLDER HIGH YIELD FUND, INC.

(the “Fund”)

to Purchase for Cash

Up To 100% of Its Outstanding Preferred Shares

(Pacholder High Yield Fund; Auction Rate Cumulative Preferred Stock, Series W)

The undersigned acknowledge(s) receipt of the enclosed letter and the Offer to Purchase dated March 11, 2016 (the “Offer to Purchase”) and related Letter of Transmittal in connection with an offer by the Fund, a Maryland corporation registered under the Investment Company Act of 1940, to purchase for cash up to 100% of its outstanding preferred shares of beneficial interest, $0.01 par value and liquidation preference of $25,000 per share, designated Auction Rate Cumulative Preferred Stock, Series W (the “Preferred Shares”).

This will instruct you to tender the number of Preferred Shares as indicated below (or if no number is indicated below, all the Preferred Shares) held by you for the account of the undersigned, upon the terms and subject to the conditions set forth in the Offer to Purchase and related letter of transmittal.

Fund Name:	SIGN HERE

Series:

CUSIP(S):

Number of Preferred Shares to be Tendered:	Signature(s)

amount of Preferred Shares*

Please type or print name(s)

Dated ,
2016

If known:	Please type or print address

Auction Desk Contact Information:
Area Code and Telephone Number

Name:

Email Address:	Social Security or other Taxpayer Identification Number

Broker-Dealer that provides instructions to Auction Agent:

PLEASE RETURN THIS FORM TO THE BROKERAGE

FIRM MAINTAINING YOUR ACCOUNT

The method of delivery of this form is at the option and risk of the tendering holder of Preferred Shares. If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

*	Unless otherwise indicated, it will be assumed that all Preferred Shares held by us for your account is to be tendered. Specify if not all Preferred Shares held by us for your account are to be tendered.